Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 3
DATED NOVEMBER 5, 2010
TO THE PROSPECTUS DATED OCTOBER 7, 2010
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 3 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated October 7, 2010, as previously supplemented by Supplement No. 2 dated October 15, 2010.  Unless otherwise defined in this Supplement No. 3, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Distribution Update

On October 18, 2010, our board of directors declared distributions payable to stockholders of record each day beginning on the close of business on November 1, 2010 through the close of business on November 30, 2010.  Distributions will be equal to a daily amount equal to $0.00164384 which if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a purchase price of $10.00 per share.  Distributions declared for the month of November 2010 will be paid no later than December 7, 2010.

We will not fund any distributions from the net proceeds of our offering. Until we generate sufficient cash flow from operations, determined in accordance with GAAP, to fully fund distributions, some or all of our distributions may be paid from the proceeds generated by borrowings, including borrowings secured by our assets, resulting in us having less money available to invest in properties or other real estate assets. We also may fund distributions from cash flow generated from investing activities, including the net proceeds from the sale of our assets. In addition, we may fund distributions from, among other things, advances or contributions from our Business Manager or IREIC or from the cash retained by us in the case that our Business Manager defers, accrues or waives all, or a portion, of its business management fee, or waives its right to be reimbursed for certain expenses.  A deferral, accrual or waiver of any fee or reimbursement owed to our Business Manager will have the effect of increasing cash flow from operations for the relevant period because we will not have to use cash to pay any fee or reimbursement which was deferred, accrued or waived during the relevant period.  We would, however, use cash at some point in the future to pay any fee or reimbursement that was deferred or accrued.  There is no assurance that these other sources will be available to fund distributions.  See also “Risk Factors – Risks Related to Our Business – The amount and timing of distributions may vary.  We may pay distributions from the proceeds generated by borrowings.”

Risk Factors

The following supersedes the risk factor captioned “The amount and timing of distributions may vary.  We may pay distributions from the proceeds generated by borrowings,” located on page 36 of our prospectus.

The amount and timing of distributions may vary.  We may pay distributions from the proceeds generated by borrowings.

There are many factors that can affect the availability and timing of cash distributions to stockholders such as our ability to buy, and earn positive yields on, real estate assets, the yields on securities of other entities in which we invest, our operating expense levels, as well as many other variables. The actual amount and timing of distributions is determined by our board of directors in its discretion, based on its analysis of our earnings, cash flow, anticipated cash flow, capital expenditure requirements and general financial condition.  Actual cash available for distribution may vary substantially from estimates.  In addition, to the extent we invest in development or redevelopment projects, or in properties that have significant capital requirements, our ability to make distributions may be negatively impacted, especially while we are raising capital and acquiring properties.  We may not generate sufficient cash flow from operations, determined in accordance with GAAP, to fully fund distributions.  Some or all of our distributions may be paid from the proceeds generated by borrowings, including borrowings secured by our assets, and from the proceeds from the sale of our assets.  Distributions reduce the amount of money available to invest in properties or other real estate assets.

Our credit facility agreement contains certain covenants, including limitations on our ability to pay distributions to you.  More specifically, without lender consent, the agreement prohibits us from declaring and paying distributions if any default under the agreement then exists or if, beginning with our fiscal quarter ending March 31, 2011, distributions for the then-current quarter (and beginning with our fiscal quarter ending March 31, 2012, for the past four fiscal quarters) would exceed 95% of our funds from operations, or “FFO,” for that period.  Even if we are able to obtain lender consent to pay such distributions, any distributions that exceed cash flows from operations or FFO will likely not be sustainable for a significant period of time.

The following supersedes the risk factor captioned “If another investment program sponsored by IREIC hires the persons performing services for our Business Manager and Real Estate Mangers and their affiliates in connection with its own internalization transaction, our ability to conduct our business may be adversely affected,” located on page 40 of our prospectus.

If we are unable to retain the persons performing services for our Business Manager and Real Estate Mangers and their affiliates, our ability to conduct our business may be adversely affected.

 We rely on persons performing services for our Business Manager and Real Estate Managers to manage our day-to-day operations. Some of these persons, including Mr. Parks, Mr. Lazarus, Ms. Gujral and Ms. Matlin, are employed by IREIC or its affiliates, and may provide services to one or more other investment programs sponsored by IREIC, and do not have employment agreements with our Business Manager or Real Estate Managers.   If any of the other programs sponsored by or affiliated with IREIC hires the persons currently performing services for our Business Manager and Real Estate Managers and their affiliates, including as a result of an internalization transaction by that other program, we would likely not allow these persons to perform services for us.  In addition, if either Mr. Lazarus or Mr. Parks failed to continue to be active in our management prior to any merger between us and the Business Manager, it could, among other things, result in a default under our credit facility agreement. A default under our credit facility could result in an acceleration of the maturity date of advances under the credit facility agreement.

The following risk factor is added directly following the risk factor captioned “Lenders may restrict certain aspects of our operations, which could, among other things, limit our ability to make distributions to you,” located on page 59 of our prospectus.

Our financial condition could be adversely affected by financial covenants under our credit facility.

Our credit facility agreement contains certain financial and operating covenants, including, among other things, leverage ratios, certain coverage ratios, as well as limitations on our ability to incur secured indebtedness. The credit facility agreement also contains customary default provisions including the failure to timely pay debt service issued thereunder and the failure to comply with our financial and operating covenants. These covenants could limit our ability to obtain additional funds needed to address liquidity needs or pursue growth opportunities or transactions that would provide substantial return to our stockholders. In addition, the failure to comply with any of these covenants could cause a default and accelerate payment of advances under the credit facility agreement, which could have a material adverse effect on our financial condition.  Violating the covenants contained in our credit facility agreement would likely result in us incurring higher finance costs and fees or an acceleration of the maturity date of advances under the credit facility agreement all of which would have a material adverse effect on our results of operations and financial condition.

Investments in Real Estate Assets

Recent Acquisitions

We purchased the following property on November 2, 2010:

Property Name	Date Acquired	Total Square Feet or Units	Approx. Purchase Price	Cap Rate (1)	Annualized Base Rent	Average Annualized Base Rent per Square Foot	Average Remaining Lease Term in Years	Econ-omic Occ-upancy (2)	Phy-sical Occ-upancy
Bell Oaks Shopping Centre --Newburgh, IN	11/02/10	94,811	$13,095,000	7.51%	$1,086,338	$11.46	8	100%	100%

(1) We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the purchase price of the property.  NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.

(2)  Economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.

Bell Oaks Shopping Centre.  On November 2, 2010, we, through Inland Diversified Newburgh Bell Oaks, L.L.C., a wholly owned subsidiary formed for this purpose, acquired a fee simple interest in a 94,811 square foot grocery-anchored retail center known as Bell Oaks Shopping Centre, located in Newburgh, Indiana.  We purchased this property from an unaffiliated third party, SM Properties, LP, for approximately $13.1 million.  Closing costs did not exceed $75,000.  We funded the purchase price with proceeds from our offering.

The cap rate in place at acquisition for Bell Oaks is approximately 7.51%.  In deciding to acquire this property, we considered the following:

•

The property is anchored by a family-owned and operated full service grocery store, Schnuck’s.  Schnuck’s pays an annual base rent of approximately $764,500 under a lease that expires in December 2020.  Under the terms of the lease, it has five five-year options to renew through December 2045.

•

Other tenants of the property include GNC, Hallmark and H&R Block.

•

The property was remodeled in 2008, and we believe it is in good condition.  We do not intend to make significant renovations or improvements to the property.

The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2010 through 2019 at Bell Oaks, and the approximate rentable square feet represented by the applicable lease expirations.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases

2010	–	–	–	–
2011	1	1,638	19,165	1.8%
2012	2	3,600	32,100	3.0%
2013	3	5,953	58,033	5.3%
2014	2	2,862	34,044	3.1%
2015	2	6,636	67,068	6.2%
2016	1	10,412	111,408	10.3%
2017	–	–	–	–
2018	–	–	–	–
2019	–	–	–	–

The table below sets forth certain historical information with respect to the occupancy rate at Bell Oaks, expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Average Effective Annual Rental Per Square Foot
2009	100.0%	$11.28
2008	100.0%	$11.11
2007	74.1%	$6.30
2006	74.1%	$6.24
2005	87.6%	$6.97

We believe that Bell Oaks is suitable for its intended purpose and adequately covered by insurance. There are five competitive shopping centers located within approximately five miles of Bell Oaks.

Real estate taxes paid for the fiscal year ended December 31, 2009 (the most recent tax year for which information is generally available) were approximately $116,000.  The amount of real estate taxes paid was calculated by multiplying Bell Oaks assessed value by a tax rate of 1.54%.  For federal income tax purposes, the depreciable basis in this property will be approximately $11.3 million.  We will calculate depreciation expense for federal income tax purposes by using the straight-line method.  For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

Financing Transactions

On November 1, 2010, we entered into a credit agreement (the “Credit Agreement”) with KeyBank National Association (“KeyBank”), as administrative agent for itself and any other lenders which may become parties to the Credit Agreement.  Under this credit facility, we may borrow, on an unsecured basis, up to $25,000,000.  We also have the right, provided that no default has occurred and is continuing, to increase the facility amount to $150,000,000.  An amount equal to the lesser of $25,000,000 and 20% of the then-current aggregate commitment will be available for the issuance of letters of credit.  A swing line of credit, in an amount equal to the lesser of $25,000,000 and 20% of the then-current aggregate commitment, will also be available for same day borrowings.  The proceeds of the credit facility may be used by us for working capital and other general corporate purposes.   We paid KeyBank an origination fee in connection with entering into the Credit Agreement and will pay KeyBank an unused commitment fee of 0.50% per annum.

The entire unpaid principal balance of all borrowings under the credit facility and all accrued and unpaid interest thereon will be due and payable in full on October 31, 2012, which date may be extended to October 31, 2013 subject to satisfaction of certain conditions, including the payment of an extension fee. We have the right to terminate the facility at any time, upon one day’s notice and the repayment of all of our obligations thereunder.  We may borrow at rates equal to (1) the sum of (a) thirty-day LIBOR, with a floor of 1.00% per annum, divided by an amount equal to one minus the then-current reserve requirement, plus (b) 3.50% per annum (referred to herein as a “LIBOR advance”) or (2) the Base Rate (as defined herein), plus a margin equal to 2.50% per annum (referred to herein as a “Base Rate advance”).  As used herein, “Base Rate” means, for any day, the highest of: (i) the prime rate for that day; (ii) 2.00% per annum; (iii) the sum of the Federal Funds Effective Rate for that day plus 0.50% per annum; and (iv) the sum of LIBOR plus 1.00% per annum.  We generally will be required to make interest-only payments, except that we may be required to make partial principal payments if we are unable to comply with certain debt covenants set forth in the Credit Agreement.  We also may, from time to time, prepay all or part of any Base Rate advance without penalty or premium, and may prepay any LIBOR advance subject to indemnifying each lender for any loss or cost incurred by it resulting therefrom.

The Credit Agreement contains customary covenants, including, without limitation, the incurrence of debt, the granting of liens and investments.  The Credit Agreement specifically prohibits us from declaring and paying distributions under certain circumstances, without lender consent, and also imposes certain cash flow covenants, which are specifically defined in the Credit Agreement, as well as a minimum consolidated tangible net worth covenant. In addition, the Credit Agreement provides for customary events of default, some with corresponding cure periods, including, without limitation, a change in management, defined as the failure of either Mr. Lazarus or Mr. Parks to continue to be active in our management prior to any merger between us and the Business Manager, payment defaults, breaches of covenants, representations and warranties, cross-defaults to other agreements evidencing indebtedness and bankruptcy-related defaults.  In the event of a default, the lenders may require us to pay a default interest rate equal to the existing rate plus 3.00% per annum.  Upon the occurrence of certain bankruptcy-related defaults, the obligations of the lenders will automatically terminate and our obligations under the facility will become immediately due and payable.  Additionally, upon any other uncured event of default under the Credit Agreement, the lenders may, at their option, declare that all amounts outstanding under the credit facility are immediately due and payable in full.

Our performance of the obligations under the Credit Agreement, including the payment of any outstanding indebtedness thereunder, are secured by a guaranty granted to KeyBank for the benefit of the lenders by certain of our material subsidiaries owning unencumbered properties.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 170.

Status of the Offering

During the month of October 2010, we issued approximately 2,290,000 shares of our common stock resulting in aggregate gross offering proceeds of approximately $22.7 million, excluding shares sold pursuant to our distribution reinvestment plan or purchased pursuant to our share repurchase program.  The following table provides information regarding the total shares sold in our offering as of October 31, 2010.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	21,452,732	213,366,753	20,240,318	193,126,435

Shares sold pursuant to our distribution reinvestment plan:	335,752	3,189,640	–	3,189,640

Shares purchased pursuant to our share repurchase program:	(6,400)	(62,350)	–	(62,350)
Total:	21,802,084	$216,694,043	$20,240,318	$196,453,725

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.